Exhibit 22

19x, Inc.
650 Madison Avenue
New York, New York  10022

June 1, 2007

Mr. Simon Robert Fuller
19 The Mall
East Sheen
London SW14
England

Mr. Robert F.X. Sillerman
c/o CKX, Inc.
650 Madison Avenue
New York, NY 10022

Dear Messrs. Fuller and Sillerman,

The purpose of this letter agreement (the “Letter Agreement”) is to set forth certain binding agreements between Simon Robert Fuller (“Fuller”), Robert F.X. Sillerman (“Sillerman”) and 19X, Inc. (“19X”), a Delaware corporation, in connection with (i) the  proposed acquisition by 19X (the “Acquisition”) of 100% of the stock of CKX, Inc. (“CKX”), the parent of 19 Entertainment Limited (“19 Entertainment”), (ii) the Director’s Service Agreement (the “Director’s Service Agreement”), dated as of  the date hereof, between Fuller and 19 Entertainment, a copy of which is attached hereto as Schedule I and (iii) certain related matters.  In consideration of the foregoing and the mutual representations, warranties, promises, undertakings, covenants and agreements described herein, intending to be legally bound upon the execution of a counterpart of this Letter Agreement by Fuller and Sillerman, the parties hereto agree as follows:

1.           Employment Agreements and Director’s Service Agreement.  Sillerman hereby acknowledges the effectiveness of his current employment agreement with CKX and hereby agrees and commits to either amend the term thereof to be co-terminus with the term of the Directors Service Agreement or enter into a new agreement with a term which is co-terminus with the term of the Directors Service Agreement and Fuller hereby acknowledges the effectiveness of his current employment agreement with 19 Entertainment.  The Director’s Service Agreement shall automatically become effective and commence, without any action by any party thereto or hereto, on the date upon which the Acquisition is completed.  In addition, you shall both be entitled to share equally in any management “promote” which provides additional participation in the performance of 19x.

2.           Contribution of CKX stock.  Fuller hereby agrees to contribute 1,507,315 shares of common stock of CKX (the “Fuller CKX Securities”) immediately prior to the effective time of the Acquisition and Sillerman hereby agrees to contribute shares of common stock and any other securities of CKX owned by Sillerman (the “Sillerman CKX Securities” and, together with the Fuller CKX Securities, the “CKX Securities”) immediately prior to the effective time of the Acquisition, having a minimum value of $120 million, valued at the per share merger consideration contained in the Merger Agreement (defined below), to 19X immediately prior to the effective time of the Acquisition in exchange for equity interests in 19X pursuant to a contribution and exchange agreement containing customary terms and conditions, as further described in paragraph four below and as contemplated by the Merger Agreement to be entered into in connection with the Acquisition (the “Merger Agreement”) and the commitment letters and financing described therein.

3.           Loan.  In the event that the making of the loan to Simon Robert Fuller by 19 Entertainment in the amount of £5,878,500 pursuant to the Director’s Service Agreement is unlawful (or if after have been made become ulawful and must be repaid), 19X hereby agrees to make or arrange such loan (or the then unforgiven amount, if any), subject to the closing and effectiveness of the Acquisition, on the same terms as contained in the Director’s Service Agreement.

4.           19X Equity.  The parties hereto hereby acknowledge that the current authorized capitalization of 19X is 1,000 shares of common stock, 801 of which were issued to Fuller on July 12, 2006 and are currently outstanding  and 1 of which was issued to Sillerman on July 12, 2006 and is currently outstanding.  As of the effective time, after giving effect to the Acquisition, Fuller’s 801 shares of common stock currently held (excluding any equity interests in 19X issued to Fuller in exchange for the Fuller CKX Securities), will represent not less than 1.48% of the outstanding equity of 19X, subject to normal and customary dilution if the equity needed to consummate the Acquisition is less than $600 million.

5.           Merger Agreement.  In connection with the Acquisition, Fuller and Sillerman hereby acknowledge and understand that 19X and/or one of its subsidiaries currently intend to enter into the Merger Agreement (copies of which have, and will be, provided to you) with CKX, pursuant to which 19X and/or one of its subsidiaries will make certain representations and warranties and have certain obligations, including the obligation to pay certain termination or “reverse break-up” fees in certain circumstances.  To the extent required by CKX or the other parties to the Acquisition, Sillerman hereby agrees to guarantee all such obligations, and to execute a guarantee or other agreement in connection therewith.

6.           Shareholders’ Agreement.  Each of the parties hereto hereby agrees to negotiate in good faith and to enter into a shareholders’ agreement containing customary terms, including, among other things, voting rights, board representation, consent rights, transfer restrictions, tag-along and drag-along rights, rights of first refusal or offer, to the extent requested by the financing sources of 19X and/or Sillerman.

7.           Board Representation. The board of directors of 19X (the “Board”) shall initially consist of three members as follows: Sillerman, a designee of Sillerman and Fuller.  All action by the board of directors will require approval by a majority of the directors.  Sillerman shall and shall cause his designee to nominate and vote for Fuller to serve on the Board at all times during which he continues to beneficially hold at least 75% of his 19x shares.  Notwithstanding the foregoing, Sillerman shall be under no such obligation if Fuller is not legally qualified to serve on the Board or if the Directors Service Agreement is terminated.

8.           Agreement to Vote. Fuller and Sillerman have agreed to vote all securities of 19X owned by them in favor of the Acquisition and adoption and approval of the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof.  Fuller further hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints, at any time prior to the Termination Date, Sillerman, as the sole and exclusive attorney and proxy of Fuller, with full power of substitution and resubstitution, to vote, and exercise all voting and other rights of Fuller with respect to all securities of 19X owned by Fuller on the date hereof or hereafter acquired (the “19X Securities”) (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), for all matters which legally may come before the shareholders for vote.  This proxy is irrevocable, is coupled with an interest and is granted in consideration of Sillerman entering into this Letter Agreement and pursuing the Acquisition.  As used herein, the term “Termination Date” shall mean the earlier to occur of (i) the date and time as the Acquisition shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) the date the Merger Agreement shall terminate in accordance with its terms.  Upon the execution of this Letter Agreement, any and all prior proxies given by Fuller with respect to any 19X Securities are hereby revoked and Fuller agrees not to grant any subsequent proxies with respect to the 19X Securities at any time prior to the Termination Date.  This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of Fuller (including any transferee of any of the 19X Securities).

9.           This Letter Agreement shall be governed by and construed in accordance with the laws of New York without regard to principles of conflicts of laws.

10.         This Letter Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, taken together, will constitute one and the same agreement.

11.         If the foregoing is in accordance with your understanding and agreement, please sign and return a copy of this Letter Agreement to 19X.

Sincerely,

19X, Inc.

By:	/s/ Kraig G. Fox
Name: Kraig G. Fox
Title: Secretary

Accepted by:

/s/ Robert F.X. Sillerman	/s/ Simon Robert Fuller
Robert F.X. Sillerman Date: June 1, 2007	Simon Robert Fuller Date: June 1, 2007